AVRUPA MINERALS LTD.

Suite 410 - 325 Howe Street
Vancouver, B.C. V6C 1Z7

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of Avrupa Minerals Ltd. (the “Company”) will be held will be held by Zoom meeting conference: https://us02web.zoom.us/j/83357425444?pwd=SkltQ0VQb2V2MTFUcXBDa3czM2l2UT09

(Meeting ID: 833 5742 5444; password: 746664), on Monday, June 3, 2024 at 10:00 a.m. (local time in Vancouver, British Columbia). At the Meeting, the shareholders will receive the financial statements for the year ended December 31, 2023, together with the auditor’s report thereon, and consider resolutions to:

1.fix the number of directors at five;

2.elect directors for the ensuing year;

3.appoint DeVisser Gray LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year;

4.authorize the directors to determine the remuneration to be paid to the auditor;

5.confirm the Company’s stock option plan, as required annually by the policies of the TSX Venture Exchange; and

6.transact such other business as may properly be put before the Meeting.

Shareholders are reminded that no votes will be accepted at the Zoom Meeting. Shareholders who wish to ensure that their common shares will be voted, must complete, date and execute the enclosed form of proxy, or another suitable form of proxy, and deliver it by mail or by fax in accordance with the instructions set out in the form of proxy and in the management information circular accompanying this Notice. For greater clarity, proxies need to be received by TSX Trust Company (“TSX Trust”). If a shareholder does not deliver a proxy to TSX Trust Company, Attention: Proxy Department, 301 – 100 Adelaide Street West, Toronto, Ontario, M5H 4H1 before the proxy cut-off date of 10:00a.m. Vancouver time on Thursday, May 30, 2024. Only shareholders of record at the close of business on Wednesday, April 24, 2024 will be entitled to vote at the Meeting.

A management information circular and a form of proxy accompany this notice.

DATED at Vancouver, British Columbia, the 24th day of April, 2024.

ON BEHALF OF THE BOARD

“Paul W. Kuhn”

Paul W. Kuhn,

President and Chief Executive Officer